Stockholder Meeting Results:
The Fund held its annual meeting of stockholders on October 24, 2007 which was adjourned to November 14, 2007. The following matters as presented below were voted upon by the Funds Stockholders.


									 Withheld
						     Affirmative 	 Authority
Re-election of Julian Reid Class I Director
to serve until 2010					 14,328,250 	  430,351
Re-election of Christopher Russell Class I Director
to serve until 2010 					 14,320,294 	  438,307
To approve the amendment to the fundamental investment
restriction on securities lending 			 11,324,520 	  207,435
To approve the amendment to the fundamental investment
restriction on commodities and commodity contracts 	 10,984,554       216,967

Ronaldo A. da Frota Nogueira, Richard A. Silver and
Kesop Yun continue to serve as Directors of the Fund.